Proskauer Rose LLP    Eleven Times Square    New York, NY 10036-8299

September 4, 2014	Steven L. Lichtenfeld Partner d 212.969.3735 f 212.969.2900 slichtenfeld@proskauer.com www.proskauer.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. Kevin Woody

Re:	American Realty Capital Properties, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 27, 2014
File No. 001-35263

Dear Mr. Woody:

On behalf of American Realty Capital Properties, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 21, 2014 relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 001-35263) filed on February 27, 2014 (the “Annual Report”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Annual Report and Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-197780), which was initially filed on August 1, 2014 (“Form S-4 Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Form S-4 Amendment No. 1. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Form S-4 Amendment No. 1.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

1.	Please revise your presentation in future filings to report equity-based compensation amounts within the same line or lines as cash compensation paid to the same employees, officers or third parties.

Response: In accordance with the staff’s comment, the Company will revise its presentation in future filings with the Commission, commencing with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2014.

September 4, 2014

Note 2 – Mergers and Acquisitions, page F-8

Accounting Treatment for the ARCT IV Merger, page F-10

2.	We note your accounting treatment will result in retrospective adjustment to the financial statements presented. In future filings, please ensure that robust disclosure is included that will help readers understand the changes to the historical financial statements. In addition, please disclose in your operating partnership’s S-4 any changes made to the historical financials as a result of the merger. Please ensure that you address all periods presented.

Response: The Company will revise its presentation in future filings with the Commission commencing with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2014. In addition, the Company has revised its disclosure under the caption “Selected Consolidated Historical and Financial Data” on page 51 of Form S-4 Amendment No. 1 and in Note 3 to the December 31, 2013 Consolidated Financial Statements of ARC Properties Operating Partnership, L.P. (addition of “Reclassification” on page F-28) and Note 3 to the June 30, 2014 Consolidated Financial Statements of ARC Properties Operating Partnership, L.P. (addition of “Reclassification” on page F-142) in contained in Form S-4 Amendment No. 1 in response to your comment.

Exhibits 31.1 and 31.2

3.	We note that you have referenced the incorrect periodic filing within paragraph 1 of each of the certifications within Form 10-K. Please amend your Form 10-K filing to include appropriate certifications.

Response: The Company has corrected this reference in Amendment No. 1 to the Annual Report.

Form 10-Q for the quarterly period ended June 30, 2014

Consolidated Statements of Cash Flows, page 5

4.	We note that net cash provided by (used in) in operating activities was insufficient to cover distributions paid for each period presented. Please tell us what funds have been used to pay distributions for the periods presented. Additionally, tell us what considerations you have made in reaching the conclusion that you anticipate meeting future short-term operating liquidity requirements through net cash provided by operating activities and that you expect that your properties will generate sufficient cash flows to cover all operating expenses and the payment of a monthly distribution.

Response: As you note, our cash provided by (used in) operation activities was insufficient to cover our distribution paid for each of the six months ended June 30, 2014 and 2013. We advise the staff supplementally that to the extent that cash flows from operations were insufficient to cover our distributions, we used the proceeds from borrowings on our line of credit or from the issuance of equity or debt securities to fund the distributions.

Additionally, we have disclosed that we “expect to meet our future short-term operating liquidity requirements through net cash provided by our current property operations” and that we expect “that our properties will generate sufficient cash flow to cover all operating expenses and the payment of a monthly distribution.” In developing our conclusion for this

September 4, 2014

disclosure, we considered the expected cash flows from the properties owned and leases executed as of June 30, 2014 and cash expected to be generated from fee income and future property acquisitions, as compared to our short-term liquidity needs which primarily relate to general and administrative costs, consisting of employee-related expenses, legal and accounting fees, insurance related expenses and cash interest expense. We believe that our cash flow available for distributions during the six months ended June 30, 2014 was affected by significant merger and acquisitions costs and that, absent such costs, the total cash flows generated from our operations would cover our short-term operating needs and monthly distributions. In the event that our cash flows from operations do not cover those needs due to us incurring significant merger and acquisitions costs or in other similar circumstances, we would use borrowings on our line of credit or the issuance of equity or debt securities to cover our cash needs and to provide funds for payment of distributions.

Our disclosure currently states that “We expect to meet our future short-term operating liquidity requirements through net cash provided by our current property operations. Management expects that our properties will generate sufficient cash flow to cover all operating expenses and the payment of a monthly distribution.” In the future, if cash flow from our operations is not sufficient to meet operating expenses and the payment of distributions, we will revise our disclosure to state the sources used to make distributions and will also include disclosure substantially as follows: “Although our operations did not generate sufficient cash flow to fully fund distributions during the most recent quarter, we expect to meet our future short-term operating liquidity requirements and our payment of distributions through net cash provided by our current property operations and our fee income. Management expects that our operations will generate sufficient cash flow to cover all operating expenses and the payment of monthly distributions. If we are unable to satisfy our operating costs with our cash flow from operations as described above, we intend to use borrowings on our line of credit and proceeds from issuances of equity or debt securities to cover such obligations, as necessary.”

Investment in Unconsolidated Entities, page 12

5.	Please tell us the caption(s) on the consolidated statements of operations where you reflect the operations of your investments in unconsolidated entities.

Response: We advise the staff supplementally that the operations of our investments in unconsolidated entities is reflected in the caption other income, net on the consolidated statement of operations. The amount of the income from operations in our investment in unconsolidated entities is not material.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 4, 2014

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 969-3735 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld

cc:	Nicholas S. Schorsch, ARC Properties Operating Partnership, L.P.
Peter M. Fass, Proskauer Rose LLP